SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.                                   Name of issuer or person filing (“Filer”):  CIBC Mellon Trust Company

B.                                     (1)                                  This is (check one):

☒ An original filing for the Filer.

☐ An amended filing for the Filer.

(2)                               Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.                                     Identify the filing in conjunction with which this form is being filed:

Name of registrant:

Penn West Energy Trust

Form type:

Form F-10

File number (if known):

333-151324

Filed by:

CIBC Mellon Trust Company

Date filed (if filed concurrently, so indicate):

May 30, 2008 (filed concurrently)

D.                                    The Filer is incorporated or organized under the laws of Canada, and has its principal place of business at 600, 333 – 7th Avenue S.W., Calgary, Alberta, Canada  T2P 2Z1, Attention: Manager, Client Services; telephone: (403) 232-2400.

E.                                      Filer designates and appoints Kelley Drye & Warren LLP (“Agent”), located at 101 Park Avenue, New York, NY  10178; telephone: (212) 808-7800, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                             any investigation or administrative proceeding conducted by the Commission; and

(b)                            any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any during which any of the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Calgary, Alberta, Canada, on May 30, 2008.

CIBC MELLON TRUST COMPANY

By:	/s/ Jacquie Fisher
	Name:	Jacquie Fisher
	Title:	Director, Relationship Management

This statement has been signed by the following person in the capacity indicated on May 30, 2008.

KELLEY DRYE & WARREN LLP
as Agent for Service of Process for CIBC Mellon Trust Company

By:	/s/ Merrill B. Stone
	Name:	Merrill B. Stone
	Title:	Partner